EXHIBIT 99.1

North American Construction Group Ltd. Announces Voting Results Of Annual Meeting Of Shareholders

ACHESON, Alberta, May 16, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the results of its Annual Meeting of Shareholders held on May 14, 2025. Shareholders elected directors, approved the appointment of KPMG LLP as the independent auditors of the Company and approved a non-binding advisory vote regarding the Company’s approach to executive compensation. The following are the results of the votes held at the meeting:

Outcome		Votes For	Withheld Or Against
Election of Martin R. Ferron	Passed	(93.39%)	(6.61%)
Election of Joseph C. Lambert	Passed	(99.78%)	(0.22%)
Election of Bryan D. Pinney	Passed	(98.44%)	(1.56%)
Election of John J. Pollesel	Passed	(99.72%)	(0.28%)
Election of Maryse C. Saint-Laurent	Passed	(91.75%)	(8.25%)
Election of Thomas P. Stan	Passed	(99.62%)	(0.38%)
Election of Kristina E. Williams	Passed	(98.44%)	(1.56%)
Appointment of KPMG LLP as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration	Passed	(98.43%)	(1.57%)
Approval of the non-binding advisory resolution to accept the approach to executive compensation disclosed in the management information circular delivered in advance of the Meeting	Passed	(79.59%)	(20.41%)

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca